UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 28)

G. Willi-Food International Ltd.

(Name of Issuer)

Ordinary Shares, nominal value NIS 0.10 per share

(Title of Class of Securities)

       M52523103
(CUSIP Number)

4 Nahal Harif St.,
Yavne 81224, Israel
Attention: Gil Hochboim, Chief Executive Officer
Telephone:  972-8-932-1000

with a copy to:

 Gross, Kleinhendler, Hodak, Halevy, Greenberg & Co.
One Azrieli Center
Tel Aviv 67021, Israel
Attn:  Perry Wildes, Adv.
 972-3-607-4444

Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications

July 15, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box: ☐

Note:  Schedules filed in paper format should include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP No.: M52523103	SCHEDULE 13D	Page 2 of 16 Pages

1	NAME OR REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Gregory Gurtovoy
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 8,815,194 Ordinary Shares (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 8,815,194 Ordinary Shares (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 8,815,194 Ordinary Shares (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 67.25% (2)
14	TYPE OF REPORTING PERSON IN

(1)
Consists of (i) 8,177,453 Ordinary Shares held directly by Willi-Food Investments Ltd. ("WIL"), and (ii) 637,741 Ordinary Shares held directly by B.S.D. Crown LTD. ("B.S.D.").  The beneficial ownership of the Ordinary Shares is further described in Item 5.

(2)	(Based on 13,107,579 Ordinary Shares outstanding as of October 29, 2015 (as provided by the Issuer).

CUSIP No.: M52523103	SCHEDULE 13D	Page 3 of 16 Pages

1	NAME OR REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON B.S.D. Crown LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 8,815,194 Ordinary Shares (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 8,815,194 Ordinary Shares (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 8,815,194 Ordinary Shares (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 67.25% (2)
14	TYPE OF REPORTING PERSON CO

(1)	Consists of (i) 8,177,453 Ordinary Shares held directly by WIL, and (ii) 637,741 Ordinary Shares held directly by B.S.D. The beneficial ownership of the Ordinary Shares is further described in Item 5.

(2)	Based on 13,107,579 Ordinary Shares outstanding as of October 29, 2015 (as provided by the Issuer).

CUSIP No.: M52523103	SCHEDULE 13D	Page 4 of 16 Pages

1	NAME OR REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Willi-Food Investments Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 8,177,453 Ordinary Shares
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 8,177,453 Ordinary Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 8,177,453 Ordinary Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 62.39% (1)
14	TYPE OF REPORTING PERSON CO

(1)    Based on 13,107,579 ordinary shares outstanding as of October 29, 2015 (as provided by the Issuer).

CUSIP No.: M52523103	SCHEDULE 13D	Page 5 of 16 Pages

1	NAME OR REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Alexander Granovskyi
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Ukraine
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: -0-
12	CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.00%
14	TYPE OF REPORTING PERSON IN

This Amendment No. 28 (the "Amendment") amends and supplements the Schedule 13D originally filed with the Securities and Exchange Commission October 7, 2002.

Item 1.   Security and Issuer.

The Amendment relates to the ordinary shares, NIS 0.10 nominal value per share (the “Ordinary Shares”), of G. Willi-Food International Ltd. (the “Issuer”), an Israeli company with principal executive offices at 4 Nahal Harif St., Yavne 81224, Israel.

Item 2.   Identity and Background.

Item 2 of Schedule 13D, “Identity and Background” is amended and restated to read as follows:

This Amendment to Schedule 13D is being filed jointly by Willi-Food Investments Ltd. (“WIL”), B.S.D. Crown LTD. (“B.S.D.”), BGI Investments (1961) Ltd. (“BGI”), Israel 18 B.V. (“Israel 18”),  and Mr. Gregory Gurtovoy (“GG”) (the foregoing, collectively, the “Reporting Persons”).  The agreement among the Reporting Persons relating to the joint filing of this Amendment to Schedule 13D is attached as an exhibit hereto.

WIL is controlled by its majority shareholder, B.S.D., which in turn is controlled by BGI (which directly owns 25.1% of B.S.D.'s outstanding shares and holds a power of attorney from its controlling shareholder, Israel 18, to vote an additional 19.0% of B.S.D.'s outstanding shares).  BGI is controlled by Israel 18, which owns 71.5% of the outstanding shares in BGI.  Israel 18 is controlled by GG, who owns both regular and preferred shares in Israel 18 which afford him 99.5% of its voting rights and 95% of its issued share capital.

WIL is an Israeli company that acts as a holding company for the shares of the Issuer, which imports and markets food products. The business address of WIL and the Issuer is 4 Nahal Harif St., Northern Industrial Zone, Yavne 8110602, Israel.  In addition to being the controlling shareholder of WIL, B.S.D., an Israeli company which is traded on the London Stock Exchange (symbol: BSD), is engaged in providing various IT, software, and mobile services.  Formerly known as Emblaze Ltd., BGI is a holding company incorporated in Israel for holding shares of B.S.D. and other private companies.  The business address of both B.S.D. and BGI is 7 Menachem Begin Road, Gibor Sport Tower, 8th Floor, Ramat-Gan 5268102, Israel.  Israel 18, which is incorporated in the Netherlands, is a holding company for shares of BGI and B.S.D.  The business address of Israel 18 is 4901 HW Oosterhout, Zandheuvel 52 B, the Netherlands.  GG is Chairman of the Board of Directors of B.S.D. and BGI, and Co-Chairman of the Board of Directors of WIL and the Issuer.  In addition, GG is Chairman of the Supervisory Board of Platinum Bank, a retail bank located at 12 Amosova St., Kiev, Ukraine, and is Managing Partner of GHP Group Investment Bank, a privately-held investment bank located at 4 Muzeinuy Alley, Kiev, Ukraine. A citizen of the Israel, his residence or business address is 17/27B Khreschatik St., Kiev, Ukraine 01001.

Unless included above, set forth on Schedule I hereto, which is incorporated herein by reference, is the name, present business addresses, principal occupation or employment, name of organization where such employment is conducted, description of the principal business of such organization and citizenship of the directors and executive officers of each Reporting Person.

During the last five years, none of the Reporting Persons nor, to the best of their knowledge, any of the entities or individuals mentioned in this Item 2 or listed on Schedule I hereto, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding has been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration.

Effective July 15, 2015, GG used personal funds to acquire the following shares:

•	1,620,000 Preferred Shares, nominal value 0.001 Euro each, of Israel 18, representing 90% of the voting rights in, and the right to appoint the directors of, Israel 18; and

•
171,090 regular shares, nominal value 0.001 Euro each, of Israel 18, representing 9.5% of the voting rights in, and 95% of the issued share capital of, Israel 18.  These shares were acquired from Stichting Chabad Charity Foundation, which is incorporated in Holland (the "Israel 18 Acquisitions").

In addition, as part of the Israel 18 Acquisition, Mr. Granovskyi has undertaken that, within three months, Israel 18 would executive settlement agreements with certain of Israel 18's creditors (Fortissimo Capital Management Ltd., Naftali Shani, and three others creditors).

Item 4.   Purpose of Transaction.

Item 4 of Schedule 13D, "Purposes of Transaction" is amended by adding the following paragraph:

In addition, in connection with the Israel 18 Acquisitions, Mr. Granovskyi and  GG signed an agreement on July 15, 2015 in which Mr. Granovskyi undertook to use his best efforts to appoint replacement directors to the board of directors of Israel 18, BGI, B.S.D., WIL, and the Issuer, according to GG's discretion and instructions, pursuant to applicable law.

As reported by the Issuer, Ilan Admon, Oleksander Avdyeyev, and GG have been appointed to the Board of Directors, and Mr. Granovskyi has resigned.  GG serves as Co-Chairman of the Board together with Zwi Williger.  In addition, further changes may be made in the composition of the Board of Directors and management of the Issuer.

The Issuer intends to use its available funds for investment purposes, including the possible acquisition of new businesses.

Item 5.   Interest in Securities of the Issuer.

Item 5 of the Schedule 13D, “Interest in Securities of the Issuer” is amended and restated to read as follows:

(a) and (b)

As of the date hereof, WIL owns directly (and therefore is considered the beneficial owner of) 8,177,453 Ordinary Shares, or approximately 62.39% of the outstanding Ordinary Shares.  Thus, as of the date hereof, WIL may be deemed to have the shared power to vote, or direct the voting of, and the shared power to dispose of, or direct the disposition of, all such shares.

WIL is controlled by its majority shareholder, B.S.D., which directly owns 637,741 Ordinary Shares.  B.S.D. is controlled by BGI, which directly owns 25.1% of B.S.D.'s outstanding shares and holds a power of attorney from its controlling shareholder, Israel 18, to vote an additional 19.0% of B.S.D.'s outstanding shares.  BGI is controlled by Israel 18, which owns 71.5% of the outstanding shares in BGI.  Israel 18 is controlled by GG, who owns both regular and preferred shares in Israel 18 which afford him 99.5% of its voting rights and 95% of its issued share capital.  Accordingly, B.S.D., BGI, Israel 18 and GG may each be deemed to beneficially own 8,815,194 Ordinary Shares (comprised of 8,177,453 Ordinary Shares held directly by WIL and 637,741 Ordinary Shares held directly by B.S.D), or approximately 67.25% of the outstanding Ordinary Shares.

Each Reporting Person disclaims beneficial ownership of any Ordinary Shares except to the extent of his or its pecuniary interest therein. Neither the filing of this Amendment to Schedule 13D nor any of its contents shall be deemed to constitute an admission that any Reporting Person is the beneficial owner of the Ordinary Shares referred to herein for purposes of Section 13(d) of the Exchange Act or for any other purpose.

(c)           Except as set forth in this Amendment to Schedule 13D, to the best knowledge of the Reporting Persons, none of the Reporting Persons and no other person or entity described in Item 2 of this report has beneficial ownership of, or has engaged in any transaction during the past 60 days in respect of, any Ordinary Shares.

(d)           No person, other than the Reporting Persons, has the right to receive or the power to direct the receipt of dividend from, or the proceeds from the sale of, the Ordinary Shares referred to in this Item 5.

(e)           Effective July 15, 2015, Mr. Alexander Granovskyi ceased to be the beneficial owner of more than five percent of the Ordinary Shares.

Percentages set forth in this Amendment to Schedule 13D were calculated based on 13,107,579 Ordinary Shares of the Issuer outstanding as of October 29, 2015 (as provided by the Issuer).

Item 6.   Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of Schedule 13D, "Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer" is amended by adding the following paragraph:

On August 14, 2013, BGI Investments (1961) acquired 20.01% of B.S.D.'s outstanding shares from Mr. Naftali Shani, Fortissimo Capital Management Ltd. ("Fortissimo") and others (collectively, the "Sellers").  Call options for approximately 19% of B.S.D.'s outstanding shares were subsequently assigned by BGI (with the consent of the Sellers) to Israel 18 (the "Call Options").  Upon exercise of the Call Options, Israel 18 paid approximately 60% of the consideration due upon exercise; however, approximately 13.5% of B.S.D.'s outstanding shares remain in the possession of the Sellers until full consideration is paid by Israel 18.  In addition, Israel 18 pledged 67.7% out of its 71.5% holdings in BGI to the Sellers (the remaining 3.8% are pledged to a different third party) as security for payment of the full exercise price of such Call Options.  On July 21, 2015, Israel 18 and Fortissimo reached an agreement with regard to the outstanding consideration due to Fortissimo (the "Fortissimo Agreement").  Under the terms of such agreement, Fortissimo undertook to grant an irrevocable proxy to act in favor of Israel 18 with regard to approximately 4.1% of the shares of B.S.D.  Such shares will continue to be held by Fortissimo and would be transferred to Israel 18 following payment in full of the outstanding consideration due to Fortissimo.  In addition, Israel 18 assigned to Fortissimo its right to receive repayments on a $5 million loan provided by Israel 18 to BGI, provided that BGI shall have made complete payments to its Series 1 bondholders.  Finally, as part of the Fortissimo Agreement, Mr. Gurtovoy personally guaranteed the repayment of the outstanding consideration due by Israel 18 to Fortissimo, which is in addition to the existing agreement between Mr. Alexander Granovskyi and Fortissimo where Mr. Granovskyi guaranteed the same obligation.  Negotiations with Mr. Shani and the other Sellers regarding the outstanding consideration due to each of them for the exercise of the Call Options is ongoing.

Item 7.   Material to be Filed as Exhibits.

Item 7 of Schedule 13D, “Material to be Filed as Exhibits” is amended and restated to read as follows:

Exhibits:

Number 99.1	Description Joint Filing Agreement among the Reporting Persons.

99.2
Agreement Between B.S.D Crown Ltd. (f/k/a Emblaze Ltd.) and Zwi W. & Co. Ltd., and Yossi Willi Management & Investments Ltd., Y.M. Dekel – Holdings & Investments Ltd., Joseph Williger dated March 2, 2014 (incorporated herein by reference to Exhibit 99.3 to Amendment No. 23 to the Schedule 13D filed on June 13, 2014).

99.3
Amendment Number 1 dated March 6, 2014 to the Agreement Between B.S.D Crown Ltd. (f/k/a Emblaze Ltd.) and Zwi W. & Co. Ltd., and Yossi Willi Management & Investments Ltd., Y.M. Dekel – Holdings & Investments Ltd., Joseph Williger (incorporated herein by reference to Exhibit 99.4 to Amendment No. 23 to the Schedule 13D filed on June 13, 2014).

99.4
Amendment Number 2 dated March 18, 2014 to the Agreement Between B.S.D Crown Ltd. (f/k/a Emblaze Ltd.) and Zwi W. & Co. Ltd., and Yossi Willi Management & Investments Ltd., Y.M. Dekel – Holdings & Investments Ltd., Joseph Williger (incorporated herein by reference to Exhibit 99.5 to Amendment No. 23 to the Schedule 13D filed on June 13, 2014).

99.5
Amendment Number 3 dated March 30, 2014 to the Agreement Between B.S.D Crown Ltd. (f/k/a Emblaze Ltd.) and Zwi W. & Co. Ltd., and Yossi Willi Management & Investments Ltd., Y.M. Dekel – Holdings & Investments Ltd., Joseph Williger (incorporated herein by reference to Exhibit 99.6 to Amendment No. 23 to the Schedule 13D filed on June 13, 2014).

99.6
Amendment Number 4 dated April 1, 2014 to the Agreement Between B.S.D Crown Ltd. (f/k/a Emblaze Ltd.) and Zwi W. & Co. Ltd., and Yossi Willi Management & Investments Ltd., Y.M. Dekel – Holdings & Investments Ltd., Joseph Williger (incorporated herein by reference to Exhibit 99.7 to Amendment No. 23 to the Schedule 13D filed on June 13, 2014).

99.7	Resolution of the Board of Directors of Willi-Food Investments Ltd., dated as of October 29, 2015.

SIGNATURES

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this Statement is true, correct and complete.

Dated: November 2, 2015	/s/ Gregory Gurtovoy
Gregory Gurtovoy

B.S.D. CROWN LTD.

By: /s/ Israel Yossef Schneorson
Name: Israel Yossef Schneorson
Title: Chief Executive Officer

By: /s/ Emil Budilovsky
Name: Emil Budilovsky Title: Joint Chief Executive Office and CFO

WILLI-FOOD INVESTMENTS LTD.

By: /s/ Gregory Gurtovoy*
Name: Gregory Gurtovoy* Title: Co-Chairman

By: /s/ Israel Yossef Schneorson*
Name: Israel Yossef Schneorson* Title: Deputy Chairman

/s/ Alexander Granovskyi
Alexander Granovskyi

* Signature duly authorized by resolution of the Board of Directors, the text of which is attached as Exhibit 99.7 to this Schedule 13D.

Schedule 1

Unless otherwise provided in Item 2, set forth below are the names of the directors and executive officers of Israel 18 B.V., BGI Investments (1961) Ltd., B.S.D. Crown LTD., and Willi-Food Investments Ltd., and their present business addresses, principal occupation or employment, name of organization where such employment is conducted, description of the principal business of such organization and citizenship.  In addition, any service of such persons as officers or directors of the Issuer is also indicated.  The citizenship of all those listed below is Israel unless otherwise noted.

Name	Amnon Ben-Shay	Lior Friedman	Gershon Chanoch Windweboim
	Board of Directors of BGI	Board of Directors of BGI*	Board of Directors of BGI, B.S.D., WIL and the Issuer
Residence or business address	32 Meskin St., Petach Tikva, Israel	92a Ussishkin St., Ramat Hasharon, Israel	Tibirias 8, Beni-Brak 51403, Israel
Present principal occupation or employment	CFO	Finance and economic consultant	Lawyer
Name of corporation or organization where employed	ABE Trans Ltd.	Self-employed	Meir Mizrachi Law Firm
Address of corporation or organization where employed	42 Herbert Samuel St., Tel Aviv, Israel	N/A	14 Aba H. Silver Rd., Ramat Gan, Israel
Description of principal business of corporation or organization where employed	International shipping and real estate in Poland	N/A	Real estate and tax law

* Appointed subject to the approval of the general meeting of shareholders.

Name	Tamar Kfir	Israel Yossef Schneorson	Shneor Zalman Vigler
	Board of Directors of BGI	Director of BGI; Joint CEO and Director of B.S.D.; Deputy Chairman of the Board of Directors of both WIL and the Issuer	Board of Directors of BGI, WIL and the Issuer
Residence or business address	30 Simtat Simcha Holtzberg, Givat Shmuel, Israel	P.O Box 350, Kfar-Habad 60840, Israel	P.O.Box 192, Kfar-Habad, Israel
Present principal occupation or employment	CEO	CEO and Deputy Chairman of the Board of Directors of both BGI and B.S.D.	CEO
Name of corporation or organization where employed	HBL Hadasit Bio Holdings Ltd.	BGI and B.S.D.	The Jewish community in Odessa and Southern Ukraine
Address of corporation or organization where employed	Jerusalem Bio-Park, 5th Floor, Hadassah Ein Kerem Campus, Jerusalem 91120, Israel	Provided in Item 2	Osipova 21, Odessa, Ukraine
Description of principal business of corporation or organization where employed	Holding company in the field of biomedical investments	Provided in Item 2	Material and spiritual assistance to members of the Jewish community

Name	Joseph Williger	Alexander Gourtovoi *	Yossef Schvinger
	President and Director of the Issuer and Co-Chairman of the Board of WIL	Director of Israel 18	Board of Directors of B.S.D.
Residence or business address	4 Nahal Harif St., Northern Industrial Zone, Yavne 81106, Israel	4901 HW Oosterhout, Zandheuvel 52 B, the Netherlands	HaKablan St. 12/14, Jerusalem, Israel
Present principal occupation or employment	President and Director of the Issuer	Director and owner of Advent Finance BV	Director General of the National Center for the Development of Holy Sites in Israel
Name of corporation or organization where employed	Issuer	Advent Finance BV	National Center for the Development of Holy Sites in Israel
Address of corporation or organization where employed	4 Nahal Harif St., Northern Industrial Zone, Yavne, 81106, Israel	Wijnbrugstraat 237, 3011XW Rotterdam, Netherlands	68 Kanfei Nesharim St., Jerusalem, Israel
Description of principal business of corporation or organization where employed	Importing and marketing of food products	Provides financial planning and other financial services	Governmental corporation that supervises the maintenance and development of holy sites if Israel

* Citizen of the Netherlands.

Name	Zvi Shur	Daphna Shalev-Flamm	Shalhevet Hasdiel
	Board of Directors of B.S.D.	Board of Directors of B.S.D.*	Board of Directors of WIL
Residence or business address	Hashoftim St. 57/20, Ramat Hasharon 47210, Israel	4 Zvi Fridland St.. Tel-Aviv 6935206, Israel	15 Pinchas St., Bnei-Brak, Israel
Present principal occupation or employment	Director at Shemen Industries Ltd., Kardan Nadlan Ltd. and B.S.D.	Certified Public Accountant in Israel (CPA)	Publisher, CEO, Editor and owner of magazine
Name of corporation or organization where employed	Shemen Industries Ltd., Kardan Nadlan Ltd. and B.S.D.	CFO of Destiny Group. External director of Plasson Industries Ltd., MTI Computers and Software (1982) Ltd., and Poliram Ltd.	"FINE" magazine
Address of corporation or organization where employed	Hashoftim St. 57/20, Ramat Hasharon 47210, Israel	Destiny Group is located at 27 Habarzel St. (Orr Tower A), Tel Aviv 6971039, Israel	15 Pinhas St., Bnei-Brak, Israel
Description of principal business of corporation or organization where employed	Shemen Industries Ltd. produces various types of olive and other oils; Kardan Nadlan Ltd. is in the property and real estate business; B.S.D. is provided in Item 2	Destiny Group develops real estate properties in Israel and Europe, and owns and manages shopping malls, hotels and office buildings	Magazine

* Appointed subject to the approval of the general meeting of shareholders.

Name	Emil Budilovsky	Gil Hochboim	Oleksander Avdyeyev*
	CEO, CFO, Company Secretary, and Director of BGI; Joint CEO, CFO, Company Secretary and Director of B.S.D., and Director of WIL and Issuer	CEO and CFO of WIL and Issuer	Board of Directors of BGI , B.S.D., WIL and the Issuer
Residence or business address	7 Menachem Begin Road, Gibor Sport Tower, 8th Floor, Ramat-Gan 5268102, Israel	4 Nahal Harif St., Northern Industrial Zone, Yavne 81106, Israel	7 Menachem Begin Road, Gibor Sport Tower, 8th Floor, Ramat-Gan 5268102, Israel
Present principal occupation or employment	VP of Business Development for B.S.D., CEO of WIL and Issuer	VP of Issuer	Board of Directors of BGI , B.S.D. and the Issuer
Name of corporation or organization where employed	B.S.D, WIL and Issuer	Issuer	B.S.D, WIL and Issuer
Address of corporation or organization where employed	Provided in Item 2	4 Nahal Harif St., Northern Industrial Zone, Yavne, 81106, Israel	Provided in Item 2
Description of principal business of corporation or organization where employed	Provided in Item 2	Importing and marketing of food products	Provided in Item 2

* Citizen of the Ukraine.

Name	Shlomit Penn*	Israel Adler	Zwi Williger
	Board of Directors of WIL	Board of Directors of WIL	Co-Chairman of the Board of the Issuer and Director of WIL
Residence or business address	4 Tamrir St., Jaffa, Israel	18 Alterman, Kfar Sabba, Israel	4 Nahal Harif St., Northern Industrial Zone, Yavne 81106, Israel
Present principal occupation or employment	Consultant to high-tech companies mainly in the U.S. market regarding business development and sales	Advocate	Chairman of the Board of the Issuer
Name of corporation or organization where employed	Self-employed	Israel Adler Law Office	Issuer
Address of corporation or organization where employed	4 Tamrir St., Jaffa, Israel	7 Haumanim, Tel Aviv, Israel	4 Nahal Harif St., Northern Industrial Zone, Yavne, 81106, Israel
Description of principal business of corporation or organization where employed	N/A	Law office	Importing and marketing of food products

* Citizen of both Israel and Poland.